Regencell Bioscience Holdings Ltd

11/F First Commercial Building

33-35 Leighton Road, Causeway Bay, Hong Kong

February 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn:	Tara Harkins

Al Pavot

Abby Adams

Laura Crotty

Re:	Regencell Bioscience Holdings Ltd Draft Registration Statement on Form F-1 Submitted November 13, 2020 CIK No. 0001829667

Ladies and Gentlemen,

Regencell Bioscience Holding Limited (the “Company”, “Regencell”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 10, 2020 regarding our Draft Registration Statement on Form F-1 submitted on November 13, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 submitted accompanying this Response Letter is referred to as Amendment No. 1.

Form F-1 Submitted on November 13, 2020

Cover Page

1. You indicate that you have applied for listing on the Nasdaq Capital Market; however, you state throughout the prospectus that there is no assurance you will obtain a listing on Nasdaq. Please clarify whether you will go forward with the offering if you are not successful in obtaining the listing. If you do plan to move forward without a listing, please state this prominently on the cover page and throughout the prospectus and include a risk factor discussing the consequences of the lack of liquidity in the company's shares.

Response: The Company respectfully advises the Staff that we will not complete this offering unless we receive approval for listing on Nasdaq Capital Market. The Company acknowledges the Staff’s comment and has included revised disclosure throughout the prospectus.

Our TCM Practitioner, page 1

2. We note that the TCM Brain Theory is a proprietary theory developed by the TCM Practitioner. Please revise your disclosure to state whether the theory is recognized in traditional Chinese medicine or elsewhere, and if so, how. If the theory has not been recognized, please state this prominently throughout the prospectus where the theory is discussed.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on pages 1, 5, 40, 49, 50, 53, and 65 of the Amendment No.1.

3. Please remove the last sentence on page 2, that “[t]he TCM Practitioner has also treated patients afflicted with Alzheimer’s disease, depression, arthritis, diabetes, SARS and COVID-19 with promising results,” as you have not provided clinical data to support the statement and these areas of medicine do not appear sufficiently material to your business to be highlighted.

Response: The Company acknowledges the Staff’s comment and has removed the sentence.

Prospectus Summary, page 1

4. Please clarify in the Summary that the company has not generated revenues since inception, has not applied for any regulatory approvals, has no sales, marketing or distribution capabilities or experience, and no granted patents or pending patent applications.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 49 of the Amendment No.1.

5. Please revise the Summary to include the following:

●	a brief description of the traditional Chinese medicine (TCM) industry in China, and specifically in Hong Kong, to the extent they differ.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that TCM industry in China is not applicable to us. The Company has revised the disclosure on pages 2 and 3 of Amendment No.1.

●	the key differences between the TCM industry and the regulated pharmaceutical industry in China and Hong Kong.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that TCM industry and regulated pharmaceutical industry in China is not applicable to us. The Company has revised the disclosure on pages 2 and 3 of Amendment No.1.

●	a discussion of the regulatory requirements that must be obtained, including the type of regulatory approvals products have or will need to receive, prior to commercialization in Hong Kong and the U.S.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will only consider U.S. market once our TCM formulae treatments achieve success in Hong Kong. The Company has revised the disclosure on pages 5 and 67 of the Amendment No.1.

●	relating to the U.S., please clearly state that your products would each be considered a “drug” and regulated as such by the U.S. Food and Drug Administration, including the requirements that they obtain premarket approval and go through clinical trials, or tell us why you do not believe these regulations would apply. Refer to 21 U.S.C. 321(g)j(1) (defining “drug”).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that due to our early stage development in Hong Kong, the Company is not currently developing the U.S. market actively and will only consider entering U.S. market once Hong Kong market is well established as well as completes the feasibility study and market research of U.S. market, and therefore, U.S. drug regulations are not applicable to us at this stage.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages ii, 1, 40, 49, and 51 of the Amendment No.1.

●	highlight the time and cost required to seek approval under the Chinese Medicine Ordinance, from the FDA, and as otherwise required prior to commercialization and sale of products. To the extent your revised disclosure in response to the above includes information that is not discussed in greater detail outside of the Summary, please include an appropriately titled section in the body of the prospectus with further information. Potential shareholders should be able to ascertain the early stage of development of the company's product candidates and clearly understand the regulatory hurdles that must be overcome prior to revenue generation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 67 of the Amendment No.1.

6. We note the broad claims you make both in the Summary and elsewhere regarding safety and efficacy of the TCM formulae, discussing improvement of symptoms and benefits relating to the TCM formulae, stating that you “expect” the results of your second research study "will show improvements in patients’ symptoms", and that you “have not observed any side effects", and that you “have not observed any side effects.” Given the early stage of development of your product, the limited testing performed to date, and the lack of regulatory approval sought or received, please revise both the Summary and the body of the prospectus to remove these and any statements that state or imply your potential product candidates are safe or effective, as such determinations are premature and solely within purview of regulatory authorities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2, 19, 53, and other places of the Amendment No.1 as applicable.

7. Please revise your disclosure throughout the prospectus to clarify that you have not yet developed and identified a specific product candidate to progress through regulatory approvals and commercialization, if true. We note, for example, your risk factor disclosure on page 9 that “one of [y]our standardized TCM formulae candidates" is under research and development, your statements referring to "each of [y]our TCM formulae candidates" implying you have numerous individual candidates under development, and your disclosure throughout the document of the study of seven patients with "personalized TCM formulae candidates" for each. To the extent you have identified a specific product candidate, revise your disclosure throughout the prospectus to refer to the product candidate(s) individually, rather than simply referencing the “TCM formulae”.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 5, 15, 40, 49, 66, 67, 68, and other places of the Amendment No.1 as applicable .

Our Corporate History, page 3

8. We note you identified at least one entity on page ii, formed in the British Virgin Islands, which is not included in this chart. Revise the disclosure here and on page 44 to depict all entities in your corporate structure, both before and after the offering, including your strategic partnership with your TCM practitioner. In doing so, depict the percentage of ownership of public shareholders as well as material beneficial holders following the offering. Clarify which entities do business in which countries, including in the U.S. (California), as discussed on page 34. Clarify the purpose and nature of the relationship with the British Virgin Islands entity and the relative responsibilities of each of the subsidiaries and affiliated entities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 40, 50, and 51 of the Amendment No.1.

Risk Factors, page 8

9. Please revise the document in light of the Division of Corporation Finance's November 23, 2020 "Disclosure Considerations for China-Based Issuers." In particular, it appears the filing does not address the following:

●	To the extent they exist, "clear and prominent disclosure of PCAOB inspection limitations and lack of enforcement mechanisms, as well as the risks relating to the quality of the financial statements";

●	Update the risk factor at the bottom of page 23 regarding auditor access requirements to reflect the progress of recent legislation. Highlight "the possibility that legislative or other regulatory action in the United States may result in listing standards or other requirements that, if the company cannot meet, may result in delisting and adversely affect the company's liquidity or the trading price of the company's securities that are listed or traded in the United States";

●	Add a risk factor that addresses the limitations on the ability of U.S. regulators to conduct investigations and inspections within China; and

●	To the extent you rely on contractual arrangements to exercise control over your operating subsidiaries and receive economic benefits from certain portions of equity interests in those subsidiaries, revise to clarify, and disclose that such contractual arrangements may not be as effective as direct ownership in controlling your subsidiaries. Prominently disclose your subsidiaries that are subject to these contractual arrangements. Disclose the percentage of revenues in your consolidated financial statements that will be derived from those subsidiaries.

Response: The Company respectfully advises the Staff that we currently do not have any operation in PRC nor any plan to commence operation in PRC. Our current operation and books and records are limited in Hong Kong with an administrative office in the U.S. In addition, we do not have any contractual arrangements to exercise control over operating subsidiaries and receive economic benefits in all subsidiaries. Regencell Bioscience Holding Ltd. owns 100% equity interest of both subsidiaries, Regencell Bioscience Ltd. and Regencell Ltd.

We have revised the disclosure pursuant to the comments, as applicable on pages 29 and 30 regarding PCAOB inspection and auditor access requirement, on pages 9 and 51 regarding our corporate structure.

Risks Related to Our Product Development, Regulatory Approval, Manufacturing and Commercialization, page 9

10. In the risk factor at the bottom of page 12, you address risks that will arise “[a]fter [you] obtain approval for [y]our TCM formulae from Chinese Medicine Ordinance Regulatory Office.” Revise this and any similar statements in your document to remove the assumption that you will obtain regulatory approval, as this is not within your control or known at this time.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on pages 16, 20, 41, and other places of the Amendment No.1 as applicable.

11. Please revise your raw materials risk factor on page 16 to clarify the extent to which your raw materials are generally available and whether the TCM Practitioner could obtain the required materials from a different vendor if the current vendor cannot meet the demand. In this regard, we note your disclosure on page 58 regarding Hong Kong regulations relating to endangered species of animals and plants. Please clarify in the risk factor whether any of your raw materials are sourced from endangered species of animals or plants and note the regulation's applicability, or clarify why the regulation has been discussed on page 58.

Response: The Company respectfully advises the Staff that our raw materials are not sourced from endangered species of animals or plants. The Company has revised the disclosure on page 22 and removed the disclosure regarding Hong Kong regulations relating to endangered species of animals and plants from the Amendment No.1.

General Company Related Risks, page 17

12. Please expand the second risk factor on page 18, regarding key personnel, and its heading to disclose the family relationship between the Chairman and the CEO and to emphasize that the company's business is wholly dependent on the TCM Practitioner. Please also include a discussion of these risks in your Summary risks section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 24 of Amendment No.1.

Risks Related to the Offering and Our Ordinary Shares, page 20

13. On page 27 you describe risks of being a shareholder in a controlled company. Revise your disclosure to address whether a controlling shareholder owes fiduciary duties to a company and its minority shareholders under Cayman Islands law. Discuss how any fiduciary duties owed by a controlling shareholder may differ under Cayman Islands law from U.S. corporate law and how that might affect the ability of minority shareholders or the company to protect their respective interests.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 33 of Amendment No.1.

Use of Proceeds, page 30

14. Please revise your use of proceeds disclosure to indicate how far you expect the proceeds to progress each of the listed uses. To the extent you will require additional funding beyond the proceeds to further each of the listed uses, clearly state this following the table. In addition, we note your statement on page 17 that you "may" need additional financing in order to meet your continuing obligations and to attain profitability. This statement should be consistent with your use of proceeds disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 36 of Amendment No.1.

Dilution, page 33

15. Please explain to us how you calculated the net tangible book value to be US$495,300 or US$49.53 per Ordinary Share as of June 30, 2020.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 39 of Amendment No.1.

Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Operations Overview, page 35

16. Please revise to clarify why your research and development expenses relate to marketing efforts when you do not have a product that has obtained regulatory approval for marketing. In addition, in your discussion of Selling and Marketing expenses on page 36, clarify what you mean by “marketing efforts for new patient acquisition.”

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on pages 41 and 42 of Amendment No.1.

Our Business

Assessment Methodology, page 46

17. Please revise your disclosure to clarify the length of time between when the patients ceased their existing medical treatment and started receiving the TCM formulae in your study. In this regard, please clarify how you determined your observations of changes in “eye contact, appetite, longer sleep duration, communication, sociability, cognition, awareness and attentiveness, complexion, mood and temper,” were not effects of prior medication or ceasing prior medication.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 54 and 55 of Amendment No.1.

18. Please revise your disclosure both here and in the risk factors to clearly address the inaccuracies and/or biases that may be involved when relying on information collected and reported by the parents of your study participants. Please also indicate whether you will be able to the preliminary stages of regulatory approval with the information collected, or whether additional pre-clinical studies will need to be conducted prior to initiating the approval process in either Hong Kong or the U.S.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on pages 7, 17, 54, and 55 of Amendment No.1.

19. Because each of the study participants was treated with a "personalized TCM formulae" rather than a standardized product candidate, the data collected is not directly comparable. Therefore, please remove the graphs on pages 47-54 that compile the results for all participants. Alternatively, please provide your analysis as to why the information as provided may not be construed as misleading.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 56 of Amendment No.1.

Competition and Competitive Advantages, page 54

20. Revise to provide much greater detail about your competition, including the market reach of the drugs currently approved to treat these conditions, the research and results that support their continued use, their greater financial resources, and your hurdles to entry.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 55 of Amendment No.1.

21. Here and on page 56, revise to delete the references to “exceptional track record” and “over one hundred ADHD or ASD patients being treated” where your only reported study treated seven children for a maximum of three months.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 64 and 65 of Amendment No.1.

Specialty of TCM Formulae, page 55

22. You state that your “TCM formulae rely on TCM theory that the blockage of or reduced blood flow, and damage of the interconnecting central nervous system, endocrine system and blood circulatory system disrupt the production of hormones and transmission of neurotransmitters .. . . leading to a defective encoding and decoding of functions, and resulting in deficient or abnormal social behaviors that are the hallmarks of ADHD and ASD.” Provide the studies that support this theory or revise it to clarify and emphasize that you have no support for the theory.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 50 of Amendment No.1.

Intellectual Property, page 56

23. Revise to address all forms of intellectual property on which you rely, as discussed in the summary on page 1 and in the risk factor on page 14.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 20, and 69 of Amendment No.1.

Regulations, page 57

24. Currently you describe multiple Chinese regulations; however, you do not explain whether or how they relate to your potential products. Please revise to clarify. Notably it is unclear why you are describing food safety laws in addition to healthcare regulations.

Response: The Company respectfully advises the Staff that the applicable regulatory framework is Hong Kong law, but not the PRC law. The Company acknowledges the Staff’s comment and has included revised disclosure throughout “Regulations” section to clarify that those are laws and regulations of Hong Kong.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 71 to explain why food safety law may be applicable to us.

Executive Compensation, page 65

25. To be consistent throughout the document, revise to also provide the compensation amounts in United States Dollars.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 of Amendment No.1.

Related Party Transactions, page 67

26. Revise to disclose all material terms of the partnership agreements, including the termination dates, the notice requirement for termination by either party, and the term of the yearly donation of 3% of net revenues. In addition, clarify whether disclosure of confidential information is prohibited, or if it is merely subject to prior written notice.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 82 of Amendment No.1.

Taxation, page 82

27. Please file a tax opinion to support your conclusion that the company is not likely a passive foreign investment company, as stated on page 84. See Section III of Staff Legal Bulletin No. 19 for guidance.

Response: The Company acknowledges the Staff’s comment and has filed a tax opinion as Exhibit 8.1 along with the Amendment No.1.

Index to Consolidated Financial Statements

Note 1. Nature of Business and Organization, page F-7

28. We note your disclosures on page 1 and throughout the filing that you entered into a partnership agreement with Mr. Sik-Kee Au, your TCM Practitioner in January 2018. Please revise your notes to the financial statements to explain the key terms of this agreement and how you are accounting for it.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page F-7 of Amendment No.1.

Exhibits

29. For exhibits 3.1 and 10.1-10.4, please file the actual agreements rather than the form of agreements. Please also file the employment agreement with Dr. Yi-Chung Chao discussed on page 65. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed the actual agreements, including the employment agreement with Dr. Yi-Chung Chao, along with the Amendment No.1.

30. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act. Please also file consents from each expert and named counsel as an exhibit, as required by Item 601(b)(23) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed the consent of each director nominee, expert, and named counsel as exhibits 99.2, 99.3, 99.4, 99.5, and 99.6 along with the Amendment No.1.

General

31. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Yat-Gai Au
Yat-Gai Au Chief Executive Officer

cc:	Joan Wu Arila Zhou
Hunter Taubman Fischer & Li LLC